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SUPPORT AGREEMENT

January 4, 2015

TO:	Paul F. Saxton
(the “Securityholder”)

     Pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger dated as of January 4, 2015 (the “Merger Agreement”), among Energy Fuels Inc. (“EFI”), Uranerz Energy Corporation (“Uranerz”) and EFR Nevada Corp. (“Subco”), Subco and Uranerz will merge and the shareholders of Uranerz will receive common shares of EFI in consideration of the indirect acquisition by EFI of their shares of Uranerz, all by way of a Plan of Merger (the “Merger”) under Section 92A.250 of Nevada Revised Statutes.

     Capitalized terms used in this support agreement (“Support Agreement”) and not otherwise defined herein that are defined in the Merger Agreement shall have the respective meanings ascribed thereto in the Merger Agreement, as it may be amended from time to time.

     This Support Agreement sets out the terms and conditions on which the Securityholder agrees:

(i)	to support the Merger;

(ii)

to vote in favour of the resolutions put forth at the Target Meeting to approve the Merger and other related matters to be considered at the Target Meeting, all of the Uranerz Common Shares beneficially owned or controlled by the Securityholder, as listed immediately below the signature of the Securityholder evidencing the Securityholder’s acceptance of this Support Agreement (the “Acceptance”), any additional Uranerz Common Shares which the Securityholder may acquire after the date hereof but prior to the record date for the Target Meeting, including on the exercise, conversion or exchange of all outstanding options of Uranerz and warrants of Uranerz (the “Convertible Securities”) as listed immediately below the Securityholder’s Acceptance, and any other securities which are otherwise entitled to be voted at the Target Meeting beneficially owned or controlled by the Securityholder, (collectively, all such Uranerz Common Shares being referred to as “Subject Shares”); and

(iii)	to comply with the restrictions, obligations and covenants of the Securityholder set forth herein.

ARTICLE 1
COVENANTS OF THE SECURITYHOLDER

1.1      The Securityholder acknowledges and agrees that he, she or it has received a copy of the Merger Agreement and, in particular, has been made aware of the provisions of Article VII of the Merger Agreement

1.2      The Securityholder hereby covenants and agrees, from the date hereof until the earlier of: (i) the termination of this Support Agreement pursuant to Article 3 hereof; and (ii) the Effective Date, except in accordance with the terms of this Support Agreement:

(a)

to irrevocably vote or cause to be voted at the Target Meeting (including at any adjournment or postponement thereof) the Subject Shares in favour of any resolutions approving the Merger and other related matters or resolutions necessary or desirable to implement the Merger to be considered at the Target Meeting and to deliver a proxy, or to the extent that the Securityholder is a beneficial owner, a voting instruction form, in each case duly completed and executed in respect of all of the Subject Shares, giving effect to such vote no later than 10 business days prior to the Target Meeting;

(b)	not to exercise any dissent rights or any other rights available to the Securityholder to delay, upset or challenge the Merger;

(c)	not to exercise any shareholder rights or remedies available at common law pursuant to applicable securities or other laws to delay, hinder, upset or challenge the Merger;

(d)

not to option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any Subject Shares or any voting rights attached thereto or any other right or interest therein, or agree to do any of the foregoing, provided that, for the avoidance of doubt: (i) the Securityholder shall be entitled to exercise any Convertible Securities held by the Securityholder during the term of this Support Agreement, and (ii) any Subject Shares issued on exercise of Convertible Securities during the term of this Support Agreement shall be subject to the terms of this Support Agreement;

(e)

not to grant or agree to grant any proxy or other right to the Subject Shares, or enter into any voting trust or pooling agreement or Merger or enter into or subject any of such Subject Shares to any other agreement, Merger, understanding or commitment, formal or informal, with respect to or relating to the voting thereof, other than in support of the resolution approving the Merger and other related matters to be considered at the Target Meeting;

(f)	not to requisition or join in the requisition of any meeting of the shareholders of Uranerz for the purpose of considering any resolution;

(g)

not to, in any manner, directly or indirectly, including through any Representative, solicit, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Acquisition Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal;

(h)

not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Uranerz Common Shares or act in concert or jointly with any other person for the purpose of acquiring Uranerz Common Shares for the purpose of affecting the control of Uranerz;

(i)	not to deposit or cause to be deposited the Securityholder’s Subject Shares under any Acquisition Proposal;

(j)

not to take any action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Merger Agreement;

(k)

to immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than with EFI or Uranerz or any Representative of EFI or Uranerz) with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(l)	to promptly notify EFI, at first orally and then in writing, of all Acquisition Proposals currently under consideration or of which the Securityholder is aware;

(m)

to immediately notify EFI of any proposal, inquiry, offer or request of which the Securityholder, to the knowledge of the Securityholder, any of its directors, officers, employees, representatives or agents becomes, directly or indirectly, aware: relating to an Acquisition Proposal or potential Acquisition Proposal; for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; for non-public information relating to Uranerz; or any material amendments to the foregoing. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of, and the identity of the person making, such proposal, inquiry, offer or request and such other details of the proposal, inquiry, offer or request as EFI may reasonably request; and

(n)	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3      Nothing in this Article 1 shall prevent a Securityholder who is a member of the board of directors of Uranerz or is a senior officer of Uranerz from engaging, in the Securityholder’s capacity as a director or senior officer of Uranerz, in discussions or negotiations with a person in response to an Acquisition Proposal in circumstances where Uranerz is permitted by Section 7.2 of the Merger Agreement to engage in such discussions or negotiations, and provided further that no disclosure or notification is required under clauses 1.2(l) or (m) if the board of directors of Uranerz has determined that disclosure or notification of such Acquisition Proposal, proposal, inquiry, offer or request would not be required by Uranerz under Section 7.2 of the Merger Agreement. For greater certainty, the Securityholder acknowledges that this Section 1.3 shall not affect the Securityholder’s obligation to vote the Subject Shares in favour of the Uranerz Resolution in accordance with the terms and conditions of this Support Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1      The Securityholder by its acceptance hereof represents and warrants as follows and acknowledges that EFI is relying upon such representations and warranties in connection with entering into this Support Agreement and the Merger Agreement:

(a)

the Securityholder is the beneficial owner of or controls all of the Subject Shares set forth immediately below the Securityholder’s Acceptance and the Securityholder is the registered or beneficial owner of such Subject Shares;

(b)

as of the date of execution of this Support Agreement, (i) the only securities of Uranerz beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed immediately below the Securityholder’s Acceptance, and (ii) other than any Convertible Securities listed immediately below the Securityholder’s Acceptance and Uranerz Common Shares issuable on the exercise or conversion of such Convertible Securities, the Securityholder does not own, directly or indirectly, or control any convertible securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of Uranerz;

(c)	the Securityholder has the sole right to vote all the Subject Shares now beneficially owned or controlled;

(d)

all the Subject Shares held by the Securityholder, set forth immediately below the Securityholder’s Acceptance, will, immediately prior to the Effective Date, be beneficially owned by the Securityholder with good and marketable title thereto, free and clear of any and all encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares in the capital of Uranerz;

(e)

the Securityholder has no agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Subject Shares or any interest therein or right thereto, except pursuant to this Support Agreement;

(f)

the Securityholder has no voting trust, pooling or shareholder agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or pooling agreement, or other agreement or Merger affecting the Subject Shares or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of the Subject Shares;

(g)

there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of the Securityholder, pending or threatened against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Shares, as set forth immediately below the Securityholder’s Acceptance, and there is no judgment, decree or order against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Shares;

(h)	if the Securityholder is a corporation, the Securityholder is validly existing under the laws of its jurisdiction of organization;

(i)

the execution and delivery by the Securityholder of this Support Agreement, the authorization of this Support Agreement by the Securityholder, and the performance by the Securityholder of its obligations under this Support Agreement:

	(i)	do not require any authorization to be obtained by the Securityholder (other than such authorizations as have been obtained by the Securityholder on or before the date hereof); and

(ii)

will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (A) any applicable laws; (B) any note, bond, mortgage, indenture, contract or agreement to which the Securityholder is party or by which the Securityholder or its assets is bound; (C) any judgment, decree, order or award of any governmental entity having jurisdiction over the Securityholder; or (D) if the Securityholder is a corporation, the constating documents, by-laws or resolutions of the board of directors or shareholders thereof;

(j)

the Securityholder has independently and without reliance upon EFI, and based on such information as the Securityholder has deemed appropriate, made its own analysis and decision to enter into this Support Agreement; the Securityholder acknowledges that EFI has made and makes no representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Support Agreement and the Merger Agreeement; and

(k)

this Support Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and to general principles of equity.

2.2      EFI represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying upon such representations and warranties in connection with entering into this Support Agreement:

(a)

EFI is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and capacity to execute and deliver this Support Agreement, to enter into the Merger Agreement and to perform its obligations hereunder and under the Merger Agreement;

(b)

this Support Agreement has been duly executed and delivered by EFI and constitutes a legal, valid and binding obligation of EFI, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and general principles of equity; and

(c)

neither the execution and delivery by EFI of this Support Agreement or the Merger Agreement, nor the performance by EFI of its obligations under this Support Agreement or the Merger Agreement shall result in the breach or violation of, or constitute a default under, or conflict with any provision of:

	(i)	the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) of EFI; or

	(ii)	any laws to which EFI is subject or by which EFI is bound,

except where such breach or violation individually or in the aggregate would not reasonably be expected to materially adversely affect EFI’s ability to perform its obligations under this Support Agreement or the Merger Agreement.

ARTICLE 3
TERMINATION

3.1      This Support Agreement will automatically terminate on the first to occur of:

(a)	at any time by mutual consent of EFI and the Securityholder;

(b)	completion of the Merger in accordance with the Merger Agreement;

(c)	termination of the Merger Agreement in accordance with its terms;

(d)

by written notice of the Securityholder if EFI has not complied in any material respect with its covenants contained in this Support Agreement or if any representation or warranty of EFI herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Merger and is not curable or, if curable, is not cured by the earlier of: (A) the date which is five days from the date of written notice of such breach; and (B) the Business Day prior to the Effective Date; provided that at the time of such termination pursuant to this Section 3.1(d) by the Securityholder, the Securityholder is not in default in any material respect in the performance of its obligations under this Support Agreement;

(e)	by written notice of EFI if the resolution approving the Merger is not approved by the requisite majority of Uranerz Shareholders.

3.2      Upon termination pursuant to Section 3.1 the provisions of this Agreement will become void and no party shall have any liability to the other party, provided that no termination pursuant to Section 3.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

ARTICLE 4
GENERAL

4.1      In this Support Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Support Agreement and not to any particular Section of or Schedule to this Support Agreement;

(b)	references to an “Article” or a “Section” are references to an Article or a Section of this Support Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the term “Business Day” shall have the meanings ascribed thereto in the Merger Agreement;

(e)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(f)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

4.2     The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Support Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

4.3      This Support Agreement shall become effective in respect of the Securityholder upon both: (a) execution and delivery thereof by the Securityholder; and (b) the execution and delivery of the Merger Agreement by EFI and Uranerz.

4.4      This Support Agreement may be executed by facsimile or electronically and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Support Agreement to produce more than one counterpart.

4.5      The Securityholder consents to the disclosure of the substance of this Support Agreement in any press release or any circular relating to the Merger and to the filing of this Support Agreement as may be required pursuant to applicable laws.

4.6     This Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives. This Support Agreement shall not be assignable by any party except in accordance with Section 4.7.

4.7      This Support Agreement and the rights hereunder are not transferable or assignable by the Securityholder or EFI, as applicable, without the prior written consent of the other (which consent may be withheld at the discretion of the other).

4.8      Time shall be of the essence of this Support Agreement.

4.9      If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Support Agreement.

4.10     The Securityholder acknowledges that it:

(a)	has been advised by EFI to seek independent legal advice;

(b)	has sought such independent legal advice or deliberately decided not to do so;

(c)	understands its rights and obligations under this Support Agreement; and

(d)	is executing this Support Agreement voluntarily.

4.11     Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:

(a)	in the case of a Securityholder, to the address set forth opposite the Securityholder’s Acceptance; and

(b)	if to EFI:

225 Union Blvd., Suite 600
Lakewood, CO 80228
Attention:	Stephen P. Antony, President and Chief Executive Officer
Facsimile:	303-974-2141

With a copy to:

Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street West
Toronto, ON	M5H 3Y4
Attention:	Mark F. Wheeler
Facsimile:	416-361-7376

(c)	or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section,

and if so given shall be deemed to have been given on the date on which it was actually received at the address provided herein (if received on a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given at the time of actual receipt of the complete facsimile transmission at the fax number provided herein (if actually received prior to 4:30 p.m. (local time at the point of receipt) on a Business Day, if not the next succeeding Business Day).

4.12     This Support Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

4.13     This Support Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Nevada, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the State of Nevada.

4.14     The Securityholder recognizes and acknowledges that this Support Agreement is an integral part of EFI entering into the Merger Agreement, and that EFI would not contemplate proceeding with entering into the Merger Agreement unless this Support Agreement was entered into by the Securityholder, and that a breach by the Securityholder of any covenants or other commitments contained in this Support Agreement will cause EFI to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Securityholder agrees that, in the event of any such breach, EFI shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

     If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the undersigned the enclosed Support Agreement by facsimile or otherwise.

ENERGY FUELS INC.

By:	(signed) “Stephen P. Antony”
	Name:	Stephen P. Antony
	Title:	President & Chief Executive
Officer

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SECURITYHOLDER'S ACCEPTANCE

Irrevocably accepted and agreed January 4, 2015.

Address for Notice:

4413 EAST 22nd. ST.
CASPER, WY 82609
U.S.A.

Name of Securityholder:

Glenn Catchpole

Signature:

Glenn Catchpole

Registered or Beneficial Holder	Number of Common Shares	Number of Convertible Securities			
		Warrants	Options		
			Exercise Price	Expiration Date	Number of Options
Glenn Catchpole	1,452,100	N/A	$0.75	01/06/2016	190,000
			$2.64	01/07/2018	125,000
			$1.33	01/05/2020	70,000
			$1.89	12/12/2021	135,000
			$1.32	12/16/2022	135,000
			$1.22	07/11/2023	215,000
Total:	1,452,100	N/A			870,000